UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cerner Corporation

(Name of Subject Company (Issuer))

Cedar Acquisition Corporation

a wholly owned subsidiary of

OC Acquisition LLC

a wholly owned subsidiary of

Oracle Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Senior Vice President, Associate General Counsel and Secretary

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

(737) 867-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Keith A. Flaum

Christopher R. Moore

Tiffany P. Posil

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025

(650) 463-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Cedar Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of OC Acquisition LLC (“Parent”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), for all of the outstanding shares of common stock of Cerner Corporation (the “Company” or “Cerner”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 20, 2021, among Parent, Purchaser, Oracle and the Company.

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Oracle, Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Oracle, Parent and Purchaser will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Oracle and Cerner also file annual, quarterly and special reports and other information with the SEC, which are available at the SEC’s website at www.sec.gov.

EXHIBIT INDEX

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